

May 26, 2022

Julie C. Albrecht
Chief Financial Officer
Sonoco Products Company
1 N. Second Street
Hartsville, South Carolina 29550

      Re: Sonoco Products Company
          Form 10-K for the Year Ended December 31, 2021
          Form 10-Q for the Quarter Ended April 3, 2022
          File No. 001-11261

Dear Ms. Albrecht:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Financial Statements
Notes to the Consolidated Financial Statements
1. Summary of significant accounting policies, page F-7

1. We note that Cascades Sonoco, Inc. is listed as both a subsidiary in Exhibit 21 and a 50% owned equity method investment on page F-7. However, we note you have two other 50% owned entities in Exhibit 21, Papcor (Dezhou) Packaging Material Co. Ltd., and PT Papcor Asia Pacific that are not listed in the table on page F-7. Please explain to us why they are not included in the table or revise to include disclosure in the footnotes to the financial statements.

18. Segment reporting, page F-37

2. We note the discussion on pages F-37 of many different product types ranging from paper containers to wire and cable reels. Please tell us what consideration was given to the

disclosure requirements outlined in ASC 280-10-50-40 and how you have complied. Alternatively, revise your disclosure to provide the information regarding your products (and services) as required by the guidance.

<u>Form 10-Q for the Quarter Ended April 3, 2022</u>

<u>Managment's Discussion and Analysis</u>
<u>Reconciliations of GAAP to Non-GAAP Financial Measures, page 34</u>

3. We note your reconciliation of GAAP to Non-GAAP Financial Measures adds back other adjustments that include after-tax charges of $14,217 related to increases in the company's LIFO reserve and $8,193 after-tax net gain relates to certain derivative transactions and discrete tax adjustments, which were partially offset by non-operating pension charges. Please explain to in greater detail the nature of the items that comprise others adjustments and how the amount of each adjustment was determined.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing